Exhibit 99.1

ZKH Group Limited Announces Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

SHANGHAI, March 18, 2025 – ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair and operations (“MRO”) procurement service platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter and Fiscal Year 2024 Operational and Financial Highlights

	Fourth Quarter				Fiscal Year
	2023	2024	Change		2023	2024	Change

	(in thousand RMB, except for number of customers, percentage and basis points(“bps”))
GMV[1]	3,207,139	2,690,311	-16.1%		11,083,035	10,479,461	-5.4%
GMV by Platform
ZKH Platform	2,907,077	2,435,037	-16.2%		10,112,872	9,475,550	-6.3%
GBB Platform	300,062	255,274	-14.9%		970,163	1,003,911	3.5%
GMV by Business Model
Product Sales (1P)	2,321,861	2,324,005	0.1%		8,336,846	8,530,328	2.3%
Marketplace (3P)[2]	885,279	366,306	-58.6%		2,746,189	1,949,133	-29.0%
Number of Customers[3]	42,220	46,192	9.4%		66,562	83,958	26.1%
ZKH Platform	31,174	36,116	15.9%		48,211	57,679	19.6%
GBB Platform	11,046	10,076	-8.8%		18,351	26,279	43.2%
Net Revenues	2,443,961	2,370,223	-3.0%		8,721,175	8,761,318	0.5%
Gross Profit	417,151	404,998	-2.9%		1,452,434	1,510,471	4.0%
% of Net Revenues	17.1%	17.1%	1.8	bps	16.7%	17.2%	58.6	bps
Operating Loss	(6,779)	(32,589)	380.7%		(398,724)	(338,770)	-15.0%
% of Net Revenues	-0.3%	-1.4%	-109.8	bps	-4.6%	-3.9%	70.5	bps
Non-GAAP EBITDA[4]	43,272	(13,330)	-130.8%		(211,896)	(193,258)	-8.8%
% of Net Revenues	1.8%	-0.6%	-233.3	bps	-2.4%	-2.2%	22.4	bps
Net Profit/(Loss)	20,229	(29,102)	-243.9%		(304,900)	(268,043)	-12.1%
% of Net Revenues	0.8%	-1.2%	-205.6	bps	-3.5%	-3.1%	43.7	bps
Non-GAAP Adjusted Net Profit/(Loss)[5]	27,538	(15,033)	-154.6%		(287,507)	(159,527)	-44.5%
% of Net Revenues	1.1%	-0.6%	-176.1	bps	-3.3%	-1.8%	147.6	bps

“2024 presented a dynamic demand landscape, yet we delivered robust performance, further solidifying our leadership in China’s MRO industry and expanding our global footprint.” stated Mr. Eric Long Chen, Chairman and Chief Executive Officer of ZKH. “During the past year, we continued to enhance our profitability, bolstered by a growing customer base, increased customer loyalty, and advancements in digitalization and artificial intelligence. Notably, in 2024, we reached a significant milestone by broadening our international presence, particularly as our U.S. operations gained momentum. Looking ahead, we remain steadfast in our commitment to enhancing our products and supply chain capabilities and advancing our digitalization and artificial intelligence initiatives. While our strategic business optimization initiatives temporarily affected overall GMV growth, we believe the impact of these adjustments has gradually faded, placing us on a stronger path toward solid and sustainable growth, and we are confident that we will achieve full-year profitability for our domestic operations in 2025.”

1 GMV is the total transaction value of orders placed on the Company’s platform and shipped to customers, excluding taxes, net of the returned amount.

2 The proportion of GMV generated by the marketplace model was 27.6% and 24.8% for the fourth quarter of 2023 and for the fiscal year of 2023, and 13.6% for the fourth quarter of 2024 and 18.6% for the fiscal year of 2024, respectively.

3 Customers are customers that transacted with the Company during the reporting period, mainly comprised of enterprise customers in various industries.

4 Non-GAAP EBITDA is defined as net profit/(loss) before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses.

5 Non-GAAP adjusted net profit/(loss) is defined as net profit/(loss) excluding share-based compensation expenses.

Mr. Max Chun Chiu Lai, Chief Financial Officer of ZKH, added, “Despite challenges in the demand environment and the impacts of business optimization, we concluded the year with resilient results, alongside overall enhancements in profitability. This is reflected in the improvement in both gross margin and net margin in 2024, driven by our expanded business scale and continued efforts to optimize our supply chain, sales force, and organizational structure. Our cash position has also strengthened, as we generated net cash of RMB170.7 million from operating activities in the fourth quarter and RMB229.1 million in 2024, marking our third consecutive quarter and our first full year of positive net cash inflow from operating activities. With this solid foundation, we are poised to leverage future growth opportunities and enhance shareholder returns.”

Fourth Quarter 2024 Financial Results

Net Revenues. Net revenues were RMB2,370.2 million (US$324.7 million), representing a decrease of 3.0% from RMB2,444.0 million in the same period of 2023, mainly due to the optimization of certain businesses with low margins and long customer credit terms under the marketplace model.

	Fourth Quarter
	2023	2024	Change

	(in thousand RMB, except for percentage)
Net Revenues	2,443,961	2,370,223	-3.0%
Net Product Revenues	2,324,986	2,303,451	-0.9%
From ZKH Platform	2,028,986	2,049,520	1.0%
From GBB Platform	296,000	253,931	-14.2%
Net Service Revenues	98,592	51,226	-48.0%
Other Revenues	20,383	15,546	-23.7%

•	Net Product Revenues. Net product revenues were RMB2,303.5 million (US$315.6 million), representing a decrease of 0.9% from RMB2,325.0 million in the same period of 2023, primarily due to lower revenues generated on the GBB platform.

•	Net Service Revenues. Net service revenues were RMB51.2 million (US$7.0 million), a decrease of 48.0% from RMB98.6 million in the same period of 2023, primarily due to the optimization of certain businesses with low margins and long customer credit terms under the marketplace model.

•	Other Revenues. Other revenues were RMB15.5 million (US$2.1 million), a decrease of 23.7% from RMB20.4 million in the same period of 2023, mainly due to lower revenues from warehousing and logistic services and operating lease services for certain types of machinery and equipment.

Cost of Revenues. Cost of revenues was RMB1,965.2 million (US$269.2 million), representing a decrease of 3.0% from RMB2,026.8 million in the same period of 2023, mainly due to the effectiveness of the Company’s measures to reduce overall product procurement costs.

Gross Profit and Gross Margin. Gross profit was RMB405.0 million (US$55.5 million), representing a decrease of 2.9% from RMB417.2 million in the same period of 2023. Gross margin was 17.1%, remaining flat compared with the same period of 2023, mainly due to lower revenue contribution from the marketplace model, while both the gross margin of the product sales model and the take rate of the marketplace model from the ZKH Platform increased, driven by business optimization, reduced procurement costs, and higher proportion of GMV from higher-margin private label products.

	Fourth Quarter
	2023	2024	Change

	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	417,151	404,998	-2.9%
% of Net Revenues	17.1%	17.1%	1.8	bps
Under Product Sales (1P)
ZKH Platform	291,915	335,894	15.1%
% of Net Product Revenues from ZKH Platform	14.4%	16.4%	200.2	bps
GBB Platform	18,688	13,958	-25.3%
% of Net Product Revenues from GBB Platform	6.3%	5.5%	-81.7	bps
Under Marketplace (3P)	98,592	51,226	-48.0%
% of Net Service Revenues	100.0%	100.0%	-
% of GMV from the Marketplace Model (Take Rate)	11.1%	14.0%	284.8	bps
Others	7,956	3,920	-50.7%
% of Other Revenues	39.0%	25.2%	-1,381.7	bps

Operating Expenses. Operating expenses were RMB437.6 million (US$59.9 million), an increase of 3.2% from RMB423.9 million in the same period of 2023. Operating expenses as a percentage of net revenues were 18.5%, compared with 17.3% in the same period of 2023. Excluding the share-based compensation expenses, operating expenses as a percentage of net revenues were 17.9%, compared with 17.1% in the same period of 2023.

•	Fulfillment Expenses. Fulfillment expenses were RMB95.1 million (US$13.0 million), a decrease of 11.8% from RMB107.8 million in the same period of 2023. The decrease was primarily attributable to lower employee benefit costs, warehouse rental costs, and distribution expenses. Fulfillment expenses as a percentage of net revenues were 4.0%, compared with 4.4% in the same period of 2023.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB151.6 million (US$20.8 million), a decrease of 10.9% from RMB170.0 million in the same period of 2023. The decrease was primarily attributable to lower marketing and promotion expenses and travel expenses. Sales and marketing expenses as a percentage of net revenues were 6.4%, compared with 7.0% in the same period of 2023.

•	Research and Development Expenses. Research and development expenses were RMB41.4 million (US$5.7 million), an increase of 9.5% from RMB37.8 million in the same period of 2023. The increase was primarily attributable to higher employee benefit costs and expenses related to technology and information services, such as cloud services. Research and development expenses as a percentage of net revenues were 1.7%, compared with 1.5% in the same period of 2023.

•	General and Administrative Expenses. General and administrative expenses were RMB149.5 million (US$20.5 million), an increase of 38.1% from RMB108.2million in the same period of 2023. The increase was primarily attributable to higher employee benefit costs and share-based compensation expenses. General and administrative expenses as a percentage of net revenues were 6.3%, compared with 4.4% in the same period of 2023.

Loss from Operations. Loss from operations was RMB32.6 million (US$4.5 million), compared with RMB6.8 million in the same period of 2023. Operating loss margin was 1.4%, compared with 0.3% in the same period of 2023.

Non-GAAP EBITDA. Non-GAAP EBITDA was negative RMB13.3 million (US$1.8 million), compared with RMB43.3 million in the same period of 2023. Non-GAAP EBITDA margin was negative 0.6%, compared with 1.8% in the same period of 2023.

Net (Loss)/Profit. Net loss was RMB29.1 million (US4.0 million), compared with net profit of RMB20.2 million in the same period of 2023. Net loss margin was 1.2%, compared with net profit margin of 0.8% in the same period of 2023.

Non-GAAP Adjusted Net (Loss)/Profit. Non-GAAP adjusted net loss was RMB15.0 million (US$2.1 million), compared with non-GAAP adjusted net profit of RMB27.5 million in the same period of 2023. Non-GAAP adjusted net loss margin was 0.6%, compared with non-GAAP adjusted net profit margin of 1.1% in the same period of 2023.

Basic and Diluted Net (Loss)/Profit per ADS6 and Non-GAAP Adjusted Basic and Diluted Net (Loss)/Profit per ADS7. Basic and diluted net loss per ADS were RMB0.18 (US$0.02), compared with basic and diluted net profit per ADS of RMB0.98 in the same period of 2023. Non-GAAP adjusted basic and diluted net loss per ADS were RMB0.09(US$0.01), compared with non-GAAP adjusted basic and diluted net profit per ADS of RMB0.45 in the same period of 2023.

Fiscal Year 2024 Financial Results

Net Revenues. Net revenues were RMB8,761.3 million (US$1,200.3 million), representing an increase of 0.5% from RMB8,721.2 million in 2023, primarily driven by higher revenues from the product sales model, partially offset by a decline in revenues from the marketplace model due to the optimization of certain businesses with low margins and long customer credit terms.

	Fiscal Year
	2023	2024	Change

	(in thousand RMB, except for percentage)
Net Revenues	8,721,175	8,761,318	0.5%
Net Product Revenues	8,341,603	8,449,468	1.3%
From ZKH Platform	7,381,501	7,450,211	0.9%
From GBB Platform	960,102	999,257	4.1%
Net Service Revenues	307,412	244,707	-20.4%
Other Revenues	72,160	67,143	-7.0%

6 ADSs are American depositary shares, each of which represents thirty-five (35) Class A ordinary shares of the Company.

7 Non-GAAP adjusted basic and diluted net (loss)/profit per ADS is a non-GAAP financial measure, which is calculated by dividing non-GAAP adjusted net (loss)/profit attributable to the Company’s ordinary shareholders by the weighted average number of ADSs.

•	Net Product Revenues. Net product revenues were RMB8,449.5 million (US$1,157.6 million), representing an increase of 1.3% from RMB8,341.6 million in 2023. The increase was mainly attributable to higher revenues generated from the ZKH platform and the GBB platform, primarily driven by increased customer numbers.

•	Net Service Revenues. Net service revenues were RMB244.7 million (US$33.5 million), a decrease of 20.4% from RMB307.4 million in 2023, primarily due to the optimization of certain businesses with low margins and long customer credit terms under the marketplace model.

•	Other Revenues. Other revenues were RMB67.1 million (US$9.2 million), a decrease of 7.0% from RMB72.2 million in 2023, mainly attributable to lower revenues generated from the Company’s warehousing and logistic services and operating lease services for certain types of machinery and equipment.

Cost of Revenues. Cost of revenues was RMB7,250.8 million (US$993.4 million), representing a decrease of 0.2% from RMB7,268.7 million in 2023, mainly due to the effectiveness of the Company’s measures to reduce overall product procurement costs.

Gross Profit and Gross Margin. Gross profit was RMB1,510.5 million (US$206.9 million), an increase of 4.0% from RMB1,452.4 million in 2023. Gross margin was 17.2%, compared with 16.7% in 2023, primarily due to improved gross margin of the product sales model from the ZKH Platform, resulting from business optimization, reduced procurement costs, and higher proportion of GMV from higher-margin private label products.

	Fiscal Year
	2023	2024	Change

	(in thousand RMB, except for percentage and basis points(“bps”))
Gross Profit	1,452,434	1,510,471	4.0%
% of Net Revenues	16.7%	17.2%	58.6	bps
Under Product Sales (1P)
ZKH Platform	1,046,209	1,192,189	14.0%
% of Net Product Revenues from ZKH Platform	14.2%	16.0%	182.9	bps
GBB Platform	61,789	55,243	-10.6%
% of Net Product Revenues from GBB Platform	6.4%	5.5%	-90.7	bps
Under Marketplace (3P)	307,412	244,707	-20.4%
% of Net Service Revenues	100.0%	100.0%	-
% of GMV from the Marketplace Model (Take Rate)	11.2%	12.6%	136.1	bps
Others	37,024	18,332	-50.5%
% of Other Revenues	51.3%	27.3%	-2,400.5	bps

Operating Expenses. Total operating expenses were RMB1,849.2 million (US$253.3 million), a decrease of 0.1% from RMB1,851.2 million in 2023. Operating expenses as a percentage of net revenues were 21.1%, compared with 21.2% in 2023. Excluding the share-based compensation expenses, operating expenses as of a percentage of net revenues were 19.9%, compared with 21.0% in 2023.

•	Fulfillment Expenses. Fulfillment expenses were RMB391.7 million (US$53.7 million), a decrease of 10.8% from RMB439.0 million in 2023. The decrease was primarily attributable to lower employee benefit costs, warehouse rental costs, and distribution expenses. Fulfillment expenses as a percentage of net revenues were 4.5%, compared with 5.0% in 2023.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB641.5 million (US$87.9 million), a decrease of 8.5% from RMB700.8 million in 2023. The decrease was primarily attributable to lower employee benefit costs, marketing and promotion expenses and travel expenses. Sales and marketing expenses as a percentage of net revenues were 7.3%, compared with 8.0% in 2023.

•	Research and Development Expenses. Research and development expenses were RMB169.5 million (US$23.2 million), a decrease of 3.6% from RMB175.9 million in 2023. The decrease was primarily attributable to lower employee benefit costs and traveling expenses, partially offset by higher expenses related to technology and information services, such as cloud services. Research and development expenses as a percentage of net revenues were 1.9%, compared with 2.0% in 2023.

•	General and Administrative Expenses. General and administrative expenses were RMB646.5 million (US$88.6 million), an increase of 20.7% from RMB535.5 million in 2023. The increase was primarily attributable to higher share-based compensation expenses and allowance for credit losses, partially offset by lower employee benefit costs and travel expenses. General and administrative expenses as a percentage of net revenues were 7.4%, compared with 6.1% in the same period of 2023.

Loss from Operations. Loss from operations was RMB338.8 million (US$46.4 million), compared with RMB398.7 million in 2023. Operating loss margin was 3.9%, compared with 4.6% in 2023.

Non-GAAP EBITDA. Non-GAAP EBITDA was negative RMB193.3 million (US$26.5 million), compared with negative RMB211.9 million in 2023. Non-GAAP EBITDA margin was negative 2.2%, compared with negative 2.4% in 2023.

Net Loss. Net loss was RMB268.0 million (US$36.7 million), compared with RMB304.9 million in 2023. Net loss margin was 3.1%, compared with 3.5% in 2023.

Non-GAAP Adjusted Net Loss. Non-GAAP adjusted net loss was RMB159.5 million (US$21.9 million), compared with RMB287.5 million in 2023. Non-GAAP adjusted net loss margin was 1.8%, compared with 3.3% in 2023.

Basic and Diluted Net Loss per ADS and Non-GAAP Adjusted Basic and Diluted Net Loss per ADS. Basic and diluted net loss per ADS were RMB1.64 (US$0.22), compared with RMB22.08 in 2023. Non-GAAP adjusted basic and diluted net loss per ADS were RMB0.97 (US$0.13), compared with RMB6.58 in 2023.

Balance Sheet and Cash Flow

As of December 31, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.06 billion (US$282.3 million), compared with RMB2.12 billion as of December 31, 2023.

Net cash generated from operating activities was RMB170.7 million (US$23.4 million) in the fourth quarter of 2024, compared with net cash used in operating activities of RMB59.3 million in the same period of 2023. Net cash generated from operating activities was RMB229.1 million (US$31.4 million) in 2024, compared with net cash used in operating activities of RMB567.9 million in 2023.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, March 18, 2025, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and fiscal year 2024.

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
Access Code:	2393351

The replay will be accessible through March 25, 2025 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	5969362

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.zkh.com.

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, dedicated to propelling the MRO industry’s digital transformation to drive cost reduction and efficiency improvement industry-wide. Leveraging its outstanding product selection and recommendation capabilities, ZKH provides digitalized, one-stop MRO procurement solutions that enable its customers to transparently and efficiently access a wide selection of quality products at competitive prices. The Company also facilitates timely and reliable product delivery with professional fulfillment services. By catering specifically to the needs of MRO suppliers and customers through its unmatched digital infrastructure, the Company empowers all participants in the value chain to achieve more.

For more information, please visit: https://ir.zkh.com.

Use of Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP adjusted net loss, non-GAAP adjusted net loss per ADS, basic and diluted, and non-GAAP EBITDA. The non-GAAP financial measures should not be considered in isolation from or construed as alternatives to their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States of America. Investors are encouraged to review the historical non-GAAP financial measures in reconciliation to their most directly comparable GAAP financial measures.

The Company defines non-GAAP adjusted net loss for a specific period as net loss in the same period excluding share-based compensation expenses. The Company defines non-GAAP EBITDA as net loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. Non-GAAP adjusted net loss per ADS is calculated by dividing adjusted net loss attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods and then multiplied by 35.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net loss and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. The Company also believes that the use of these non-GAAP financial measures facilitates investors’ assessment of its operating performance, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision making.

The non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measures as substitutes for, or superior to, their most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from management in this press release and ZKH’s strategic and operational plans contain forward-looking statements. ZKH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZKH’s mission, goals and strategies; ZKH’s future business development, financial condition and results of operations; the expected changes in its revenues, expenses or expenditures; the expected growth of the MRO procurement service industry in China and globally; changes in customer or product mix; ZKH’s expectations regarding the prospects of its business model and the demand for and market acceptance of its products and services; ZKH’s expectations regarding its relationships with customers, suppliers, and service providers on its platform; competition in the Company’s industry; government policies and regulations relating to ZKH’s industry; general economic and business conditions in China and globally; the outcome of any current and future legal or administrative proceedings; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ZKH’s filings with the SEC. All information provided herein is as of the date of this announcement, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: zkh@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zkh@thepiacentegroup.com

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,090,621	1,423,943	195,079
Restricted cash	159,751	92,939	12,733
Short-term investments	874,210	543,978	74,525
Accounts receivable (net of allowance for credit losses of RMB107,032 and RMB145,789 as of December 31, 2023 and December 31, 2024, respectively)	3,639,794	3,090,323	423,373
Notes receivable	352,997	234,213	32,087
Inventories	668,984	625,390	85,678
Prepayments and other current assets	168,117	179,387	24,576
Total current assets	6,954,474	6,190,173	848,051

Non-current assets:
Property and equipment, net	145,288	183,572	25,149
Land use right	11,033	10,808	1,481
Operating lease right-of-use assets, net	224,930	179,945	24,652
Intangible assets, net	20,096	15,931	2,183
Goodwill	30,807	30,807	4,221
Total non-current assets	432,154	421,063	57,686
Total assets	7,386,628	6,611,236	905,737

Liabilities
Current liabilities:
Short-term borrowings	585,000	311,000	42,607
Current portion of long-term borrowings	-	997	137
Accounts and notes payable	2,883,370	2,553,396	349,814
Operating lease liabilities	91,230	81,379	11,149
Advance from customers	19,907	27,433	3,758
Accrued expenses and other current liabilities	448,225	365,333	50,050
Total current liabilities	4,027,732	3,339,538	457,515

Non-current liabilities:
Long-term borrowings	-	38,887	5,327
Non-current operating lease liabilities	146,970	109,096	14,946
Other non-current liabilities	507	25,224	3,456
Total non-current liabilities	147,477	173,207	23,729
Total liabilities	4,175,209	3,512,745	481,244

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB	US$
ZKH Group Limited shareholders’ equity:
Ordinary shares (USD0.0000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized; 5,621,490,964 and 5,658,952,794 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	4	4	1
Additional paid-in capital	8,139,349	8,305,304	1,137,822
Statutory reserves	6,013	6,303	864
Accumulated other comprehensive (loss)/income	(25,154)	4,764	653
Accumulated deficit	(4,908,793)	(5,177,126)	(709,263)
Treasury stock	-	(40,758)	(5,584)
Total ZKH Group Limited shareholders’ equity	3,211,419	3,098,491	424,493
Total liabilities and shareholders’ deficit	7,386,628	6,611,236	905,737

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended			For the year ended
	December 31, 2023	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,324,986	2,303,451	315,571	8,341,603	8,449,468	1,157,572
Net service revenues	98,592	51,226	7,018	307,412	244,707	33,525
Other revenues	20,383	15,546	2,130	72,160	67,143	9,199
Total net revenues	2,443,961	2,370,223	324,719	8,721,175	8,761,318	1,200,296
Cost of revenues	(2,026,810)	(1,965,225)	(269,235)	(7,268,741)	(7,250,847)	(993,362)
Operating expenses
Fulfillment	(107,823)	(95,066)	(13,024)	(438,959)	(391,687)	(53,661)
Sales and marketing	(170,026)	(151,556)	(20,763)	(700,791)	(641,519)	(87,888)
Research and development	(37,841)	(41,444)	(5,678)	(175,915)	(169,496)	(23,221)
General and administrative	(108,240)	(149,521)	(20,484)	(535,493)	(646,539)	(88,575)
Loss from operations	(6,779)	(32,589)	(4,465)	(398,724)	(338,770)	(46,411)
Interest and investment income	10,418	14,467	1,982	53,703	64,246	8,802
Interest expense	(6,556)	(2,819)	(386)	(19,343)	(19,003)	(2,603)
Others, net	23,086	(7,893)	(1,081)	59,659	26,497	3,630
Profit/(loss) before income tax	20,169	(28,834)	(3,950)	(304,705)	(267,030)	(36,582)
Income tax benefits/(expenses)	60	(268)	(37)	(195)	(1,013)	(139)
Net profit/(loss)	20,229	(29,102)	(3,987)	(304,900)	(268,043)	(36,721)
Less: net loss attributable to non-controlling interests	(44)	-	-	(393)	-	-
Less: net loss attributable to redeemable non-controlling interests	-	-	-	(193)	-	-
Net profit/(loss) attributable to ZKH Group Limited	20,273	(29,102)	(3,987)	(304,314)	(268,043)	(36,721)
Accretion on preferred shares to redemption value	(79,870)	-	-	(660,070)	-	-
Net loss attributable to ZKH Group Limited's ordinary shareholders	(59,597)	(29,102)	(3,987)	(964,384)	(268,043)	(36,721)

	For the three months ended			For the year ended
	December 31, 2023	December 31 2024		December 31, 2023	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net profit/(loss)	20,229	(29,102)	(3,987)	(304,900)	(268,043)	(36,721)
Other comprehensive income:
Foreign currency translation adjustments	76,369	51,569	7,065	26,756	29,918	4,099
Total comprehensive income/(loss)	96,598	22,467	3,078	(278,144)	(238,125)	(32,622)
Less: comprehensive loss attributable to non-controlling interests	(44)	-	-	(393)	-	-
Less: comprehensive loss attributable to redeemable non-controlling interests	-	-	-	(193)	-	-
Comprehensive income/(loss) attributable to ZKH Group Limited	96,642	22,467	3,078	(277,558)	(238,125)	(32,622)
Accretion on Preferred Shares to redemption value	(79,870)	-	-	(660,070)	-	-
Total comprehensive income/(loss) attributable to ZKH Group Limited's ordinary shareholders	16,772	22,467	3,078	(937,628)	(238,125)	(32,622)

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.03)	(0.01)	(0.00)	(0.63)	(0.05)	(0.01)
Weighted average number of shares
Basic and diluted	2,138,210,789	5,713,526,267	5,713,526,267	1,528,540,765	5,736,262,553	5,736,262,553

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.98)	(0.18)	(0.02)	(22.08)	(1.64)	(0.22)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	61,091,737	163,243,608	163,243,608	43,672,593	163,893,216	163,893,216

ZKH GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended			For the yar ended
	December 31, 2023	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net profit/(loss)	20,229	(29,102)	(3,987)	(304,900)	(268,043)	(36,721)
Income tax (benefits)/expenses	(60)	268	37	195	1,013	139
Interest expenses	6,556	2,819	386	19,343	19,003	2,603
Depreciation and amortization expense	16,547	12,685	1,738	73,466	54,769	7,503
Non-GAAP EBITDA	43,272	(13,330)	(1,826)	(211,896)	(193,258)	(26,476)

	For the three months ended			For the year ended
	December 31, 2023	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net profit/(loss)	20,229	(29,102)	(3,987)	(304,900)	(268,043)	(36,721)
Add:
Share-based compensation expenses	7,309	14,069	1,927	17,393	108,516	14,867
Non-GAAP adjusted net profit/(loss)	27,538	(15,033)	(2,060)	(287,507)	(159,527)	(21,854)

Non-GAAP adjusted net profit/(loss) attributable to ordinary shareholders per share
Basic and diluted	0.01	(0.00)	(0.00)	(0.19)	(0.03)	(0.00)
Weighted average number of ordinary shares
Basic and diluted	2,138,210,789	5,713,526,267	5,713,526,267	1,528,540,765	5,736,262,553	5,736,262,553

Non-GAAP adjusted net profit/(loss) attributable to ordinary shareholders per ADS
Basic and diluted	0.45	(0.09)	(0.01)	(6.58)	(0.97)	(0.13)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	61,091,737	163,243,608	163,243,608	43,672,593	163,893,216	163,893,216